Exhibit 99.1

Heritage Commerce Corp Earns $1.6 Million in First Quarter 2011;
Net Interest Margin Expands to 3.95%; Credit Quality Continues to Improve

San Jose, CA – April 28, 2011 – **Heritage Commerce Corp (Nasdaq: HTBK)**, the holding company ("the Company") for Heritage Bank of Commerce ("the Bank"), today reported net income of $1.6 million on an unaudited basis for the first quarter ended March 31, 2011, compared to a net loss of ($4.1) million in the first quarter a year ago. After accrued dividends and discount accretion on preferred stock, the Company reported net income allocable to common shareholders of $985,000 or $0.03 per average diluted common share, for the first quarter of 2011. In the first quarter of 2010, the net loss allocable to common shareholders was ($4.7) million, or ($0.40) per average diluted common share.

"This quarter's results marks our third consecutive quarter of profitability, reflecting our substantial improvement in asset quality," said Walter Kaczmarek, President and Chief Executive Officer. "We have made significant strides in our credit quality metrics with nonperforming assets decreasing 60% from a year ago and 21% from the preceding quarter. Classified assets have also declined significantly from a year ago, with such assets down 52% from the first quarter a year ago and down 11% from December 31, 2010. We will remain diligent and focused on credit quality."

"With improving profitability, significant levels of capital, strong liquidity, and an improving economy, we have begun to focus on growing our franchise again, particularly commercial and industrial lending," said Mr. Kaczmarek. "As a result, we have started an asset based lending group and we are looking to add SBA sales officers in our geographic market."

"Additionally, our net interest margin improved year-over-year and expanded by 36 basis points from the preceding quarter to 3.95%. This was a key contributor to our profitability. The expansion of the net interest margin was primarily a result of a shift from our excess funds at the Federal Reserve Bank to our securities portfolio, a reduction in nonaccrual loans and further reduction of deposit costs," Mr. Kaczmarek continued.

First Quarter 2011 Highlights (at or for the periods ended March 31, 2011, compared to March 31, 2010, and December 31, 2010)

◆ Asset quality statistics improved significantly reflecting the following metrics:

- Nonperforming assets declined 60% year-over-year to $27.5 million, or 2.19% of total assets at March 31, 2011, from $69.0 million, or 5.17% of total assets at March 31, 2010, and declined 21% from $34.6 million, or 2.78% of total assets at December 31, 2010.

- Net charge-offs declined 73% during the first quarter of 2011 to $2.0 million, compared to $7.3 million in the first quarter of 2010, and increased from $1.1 million in the fourth quarter of 2010.

- The provision for loan losses was $770,000 in the first quarter of 2011, compared to $5.1 million in the first quarter of 2010, and $1.1 million in the fourth quarter of 2010.

- The allowance for loan losses totaled $24.0 million, or 2.99% of total loans at March 31, 2011, compared to $26.5 million, or 2.64% of total loans at March 31, 2010, and $25.2 million, or 2.98% of total loans at December 31, 2010.

- The allowance for loan losses to total nonperforming loans, or coverage ratio, improved to 90.41% at March 31, 2011, compared to 39.47% at March 31, 2010, and 75.60% at December 31, 2010.

- Classified assets decreased to $81.4 million at March 31, 2011, from $171.2 million at March 31, 2010, and from $91.8 million at December 31, 2010.

- Classified assets to Tier 1 capital plus the allowance for loans losses at the holding company and the bank level were 38% and 43% at March 31, 2011, respectively, compared to 108% and 109% at March 31, 2010, and 44% and 50% at December 31, 2010.

◆ Capital ratios substantially exceed regulatory requirements for a well-capitalized financial institution, both at the holding company level and the bank level at March 31, 2011:

Capital Ratios	Well-Capitalized Regulatory Guidelines	Heritage Commerce Corp	Heritage Bank of Commerce
Total Risk-Based	10.0%	21.2%	18.5%
Tier 1 Risk-Based	6.0%	19.9%	17.3%
Leverage	5.0%	15.3%	13.3%

◆ Cash, Federal funds sold, interest-bearing deposits in other financial institutions and securities available-for-sale increased 86% to $357.6 million at March 31, 2011, from $192.7 million at March 31, 2010, and increased 17% from $304.3 million at December 31, 2010.

◆ The loan to deposit ratio was 80.07% at March 31, 2011, compared to 93.04% at March 31, 2010, and 85.12% at December 31, 2010.

◆ Noninterest-bearing demand deposits increased 25% to $325.1 million at March 31, 2011 from March 31, 2010, and 16% from December 31, 2010.

◆ The total cost of deposits decreased 37 basis points to 0.52% during the first quarter of 2011 from 0.89% during the first quarter of 2010, and decreased 10 basis points from 0.62% during the fourth quarter of 2010, as a result of maturing higher-cost wholesale funding and growth in noninterest-bearing demand deposits.

◆ The net interest margin increased 13 basis points to 3.95% in the first quarter of 2011, from 3.82% in the first quarter of 2010, and increased 36 basis points from 3.59% in the fourth quarter of 2010.

Balance Sheet Review, Capital Management and Credit Quality

Heritage Commerce Corp's total assets decreased 6% to $1.26 billion at March 31, 2011, from $1.34 billion a year ago, and remained relatively flat compared to $1.25 billion for December 31, 2010.

The investment securities portfolio totaled $250.1 million at March 31, 2011, an increase of 79% from $139.4 million at March 31, 2010, and an increase of 8% from $232.2 million from December 31, 2010. At March 31, 2011, the investment portfolio was comprised of agency mortgage-backed securities, all of which were issued by U. S. Government sponsored entities. During the first quarter of 2011, the Company acquired $26.6 million of agency mortgage-backed securities yielding approximately 3.07% with an average duration of approximately 3.72 years.

The total loan portfolio remains well-diversified with commercial and industrial loans accounting for 46% of the portfolio at March 31, 2011. Commercial and residential real estate loans accounted for 40% of the total loan portfolio, of which 53% were owner-occupied by businesses. Land and construction loans continued to decrease, accounting for 6% of the portfolio, compared to 15% at March 31, 2010 and 7% of the total loan portfolio at December 31, 2010. Consumer and home equity loans accounted for the remaining 8% of total loans at March 31, 2011. The yield on the loan portfolio was 5.28% in the first quarter of 2011, compared to 5.02% in the same period in 2010, and 5.25% for the fourth quarter of 2010. Loans, excluding loans held-for-sale, decreased 20% to $803.4 million at March 31, 2011, from $1.01 billion a year ago, and decreased 5% from $846.0 million at December 31, 2010. "The decline in total loans is primarily the result of continued payoff of real estate loans," said Mr. Kaczmarek. "And, although we were disappointed in the general lower demand for loans during the first quarter of 2011, going forward we are cautiously optimistic that loan demand will improve."

Including $2.0 million in loans held-for-sale, nonperforming assets declined by $41.6 million year-over-year to $27.5 million, or 2.19% of total assets at March 31, 2011, from $69.0 million, or 5.17% of total assets at March 31, 2010. At December 31, 2010, including $2.0 million in loans held-for-sale, nonperforming assets totaled $34.6 million or 2.78% of total assets. Excluding loans held-for-sale, nonperforming assets were $25.5 million, or 2.03% of total assets at March 31, 2011, compared to $69.0 million, or 5.17% of total assets at March 31, 2010, and $32.6 million, or 2.62% of total assets at December 31, 2010. At March 31, 2011, 30% of the nonperforming assets were land and construction loans; 23% SBA loans; 21% commercial and industrial loans; 14% commercial real estate loans; 6% restructured and loans over 90 days past due and still accruing; 3% consumer and home equity loans; and 3% other real estate owned ("OREO"). At March 31, 2011, the $27.5 million of nonperforming assets included $1.2 million of loan outstandings guaranteed by the SBA and $1.4 million of restructured loans still accruing interest income.

Total OREO was $918,000 at March 31, 2011, compared to $1.8 million at March 31, 2010, and $1.3 million at December 31, 2010. Classified assets decreased to $81.4 million at March 31, 2011, from $171.2 million at March 31, 2010, and from $91.8 million at December 31, 2010.

The allowance for loan losses at March 31, 2011 was $24.0 million, or 2.99% of total loans, representing 90.41% of nonperforming loans. The allowance for loan losses at March 31, 2010 was $26.5 million, or 2.64% of total loans, representing 39.47% of nonperforming loans. The allowance for loan losses at December 31, 2010 was $25.2 million, or 2.98% of total loans, representing 75.60% of nonperforming loans. Net charge-offs in the first quarter of 2011 totaled $2.0 million, or 0.96% of average loans on an annualized basis, decreasing from $7.3 million, or 2.83% of average loans on an annualized basis, during the first quarter of 2010, and increasing from $1.1 million, or 0.52% of average loans on an annualized basis, during the fourth quarter of 2010.

Total deposits were $1.00 billion at March 31, 2011, compared to $1.08 billion at March 31, 2010, and $993.9 million at December 31, 2010. Demand deposits increased $49.0 million to $461.0 million at March 31, 2011, compared to $412.0 million a year ago, and increased $26.8 million compared to $434.2 million at December 31, 2010. At March 31, 2011, brokered deposits declined 44% to $97.8 million, from $174.5 million at March 31, 2010, and declined 1% from $98.5 million at December 31, 2010. Total deposits, excluding brokered deposits, were $905.5 million at March 31, 2011, compared to $907.2 million at March 31, 2010 and $895.5 million at December 31, 2010. The total cost of deposits decreased 37 basis points to 0.52% during the first quarter of 2011 from 0.89% during the first quarter of 2010, and decreased 10 basis points from 0.62% during the fourth quarter of 2010, primarily as a result of maturing higher-cost wholesale funding and higher noninterest-bearing demand deposit balances. "While total deposits increased slightly quarter-over-quarter, noninterest-bearing demand deposits grew 16% quarter-over-quarter and accounts for 32% of all deposits," said Mr. Kaczmarek.

Tangible equity was $180.3 million at March 31, 2011, compared to $121.5 million at March 31, 2010, and $179.1 million at December 31, 2010. The increase in tangible equity over the past 12-months was due to the $75 million private placement in the second quarter of 2010. Tangible book value per common share was $4.65 at March 31, 2011, compared to $7.03 a year ago, and $4.61 at December 31, 2010. The Company's accumulated other comprehensive loss was $4.8 million at March 31, 2011, compared to $2.4 million a year ago, and $4.6 million at December 31, 2010. The components of other comprehensive loss at March 31, 2011 include the following: an unrealized loss on available-for-sale securities of ($1.9) million, an unrealized loss on split dollar insurance contracts of ($2.1) million, an unrealized loss on the supplemental executive retirement plan of ($2.0) million and an unrealized gain on interest-only strip from SBA loans of $1.2 million.

In the per common share data attached, the Company details the tangible book value per share, assuming the Company's outstanding Series C Preferred Stock issued in June 2010 was converted into common stock. There are 21,004 shares of Series C Preferred Stock outstanding at March 31, 2011 and the Series C Preferred Stock is convertible into an aggregate 5,601,000 shares of common stock at a conversion price of $3.75, upon a transfer of the Series C Preferred Stock in a widely dispersed offering.

Operating Results

For the first quarter of 2011, revenues (net interest income plus noninterest income) remained flat from the first quarter a year ago at $13.1 million, and declined 2% compared to the preceding quarter at $13.4 million. Net interest income, before the provision for loan losses, decreased to $11.2 million in the first quarter of 2011, from $11.4 million in the first quarter a year ago, but increased from $10.9 million in the fourth quarter of 2010. Net interest income was adversely impacted by a decrease in loan balances, partially offset by an increase in investment securities.

The net interest margin was 3.95%, compared to 3.82% for the first quarter a year ago, and 3.59% for the fourth quarter of 2010. The increase in the net interest margin was primarily attributed to a shift from our excess funds at the Federal Reserve Bank to our securities portfolio, along with a lower level of nonaccrual loans and a lower cost of deposits as a result of higher noninterest-bearing demand deposit balances.

The Company recorded a $770,000 provision for loan losses in the first quarter of 2011, compared to $5.1 million in the first quarter a year ago, and $1.1 million in the fourth quarter of 2010. The decrease in provision for loan losses in the first quarter of 2011 compared to the first quarter of 2010 reflects a lower volume of classified assets and nonperforming loans, a decrease in loan charge-offs, and contraction of the loan portfolio during the first quarter of 2011.

Noninterest income was $1.9 million for the first quarter of 2011, compared to $1.7 million in the first quarter a year ago, and $2.4 million for the fourth quarter of 2010. The increase in noninterest income in the first quarter of 2011, compared to the first quarter of 2010 was primarily due to $379,000 in gains on the sale of SBA loans in the first quarter of 2011, compared to $114,000 in gains on the sale of SBA loans during the first quarter of 2010. The decrease in noninterest income in the first quarter of 2011, compared to the fourth quarter of 2010 was primarily due to a reduction of $464,000 in gains on the sale of securities from the fourth quarter of 2010.

Noninterest expense in the first quarter of 2011 declined 14% year-over-year to $10.4 million, compared to $12.2 million in the first quarter of 2010, and increased 3% from $10.1 million in the fourth quarter of 2010. The decrease in noninterest expense from the first quarter of 2010 was due to a decline in salaries and employee benefits expense, FDIC insurance premiums, professional fees related to problem loans and expenses related to OREO properties. The increase in noninterest expense from the fourth quarter of 2010 was a result of higher salaries and employee benefits expense, which is consistent with the Company's cyclical salary and employee benefits expense in prior years.

Income tax expense for the quarter ended March 31, 2011 was $331,000, compared to a tax benefit of $120,000 in the first quarter of 2010, and a tax expense of $506,000 in the fourth quarter of 2010. The effective tax rate was 17% for the first quarter of 2011, compared to -3% for the first quarter of 2010, and 23% for the fourth quarter of 2010. The difference in the effective tax rate compared to the combined Federal and state statutory tax rate of 42% is primarily the result of the Company's investment in life insurance policies whose earnings are not subject to taxes, and tax credits related to investments in low income housing limited partnerships.

The efficiency ratio improved to 79.55% for the first quarter of 2011, compared to 93.45% for the first quarter of 2010, primarily due to a decrease in noninterest expense as management continues to focus on controlling expenses and an increase in gains on the sale of SBA loans. The increase in the efficiency ratio in the first quarter of 2011 of 79.55%, compared to 75.65% in the fourth quarter of 2010 was primarily due to the higher revenues in the fourth quarter of 2010 and higher salaries and employee benefits expense in the first quarter of 2011.

Annual Meeting of Shareholders

Heritage Commerce Corp will hold its Annual Meeting of Shareholders at its Company Headquarters in San Jose, California, on May 26, 2011, at 1:00 p.m. (PDT).

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Los Gatos, Fremont, Danville, Pleasanton, Walnut Creek, Morgan Hill, Gilroy, Mountain View, and Los Altos. Heritage Bank of Commerce is an SBA Preferred Lender with an additional Loan Production Office in Santa Rosa, California. For more information, please visit www.heritagecommercecorp.com.

Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. The forward-looking statements could be affected by many factors, including but not limited to: (1) Competition for loans and deposits and failure to attract or retain deposits and loans; (2) Local, regional, and national economic conditions and events and the impact they may have on us and our customers, and our assessment of that impact on our estimates including but not limited to the allowance for loan losses; (3) Risks associated with concentrations in real estate related loans; (4) Changes in the level of nonperforming assets and charge-offs and other credit quality measures, and their impact on the adequacy of the Company's allowance for loan losses and the Company's provision for loan losses; (5) The effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board; (6) Stability of funding sources and continued availability of borrowings; (7) Our compliance with and the effects of the regulatory Written Agreement the Company and Heritage Bank of Commerce, its subsidiary bank, have entered into with their regulators; (8) The effect of changes in laws and regulations with which the Company and Heritage Bank of Commerce must comply, including, but not limited to any increase in FDIC insurance premiums; (9) Our ability to raise capital or incur debt on reasonable terms; (10) Regulatory limits on Heritage Bank of Commerce's ability to pay dividends to the Company; (11) Future legislative or administrative changes to the U.S. Treasury Capital Purchase Program enacted under the Emergency Economic Stabilization Act of 2008; (12) The impact of the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 and related rules and regulations on our business operations and competitiveness, including the impact of executive compensation restrictions, which may affect our ability to retain and recruit executives in competition with other firms who do not operate under those restrictions; (13) The impact of the Dodd Frank Wall Street Reform and Consumer Protection Act signed by President Obama on July 21, 2010; (14) The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; (15) Changes in the deferred tax asset valuation allowance in future quarters; (16) The costs and effects of legal and regulatory developments, including resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews; (17) The ability to increase market share and control expenses; and (18) Our success in managing the risks involved in the foregoing items. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Member FDIC

CONSOLIDATED STATEMENTS OF OPERATIONS (in $000's, unaudited)	For the Three Months Ended:			Percent Change From:	
	March 31, 2011	December 31, 2010	March 31, 2010	December 31, 2010	March 31, 2010
Interest income	$ 12,986	$ 13,168	$ 14,346	-1%	-9%
Interest expense	1,790	2,221	2,977	-19%	-40%
Net interest income before provision for loan losses	11,196	10,947	11,369	2%	-2%
Provision for loan losses	770	1,050	5,095	-27%	-85%
Net interest income after provision for loan losses	10,426	9,897	6,274	5%	66%
Noninterest income:					
Service charges and fees on deposit accounts	567	564	548	1%	3%
Increase in cash surrender value of life insurance	426	427	409	0%	4%
Servicing income	411	431	421	-5%	-2%
Gain on sales of SBA loans	379	351	114	8%	232%
Gain on sales of securities	-	464	-	-100%	N/A
Other	134	206	192	-35%	-30%
Total noninterest income	1,917	2,443	1,684	-22%	14%
Noninterest expense:					
Salaries and employee benefits	5,393	4,589	5,881	18%	-8%
Occupancy and equipment	1,038	1,065	959	-3%	8%
Professional fees	839	773	1,278	9%	-34%
FDIC deposit insurance premiums	524	943	1,191	-44%	-56%
Other	2,637	2,759	2,889	-4%	-9%
Total noninterest expense	10,431	10,129	12,198	3%	-14%
Income (loss) before income taxes	1,912	2,211	(4,240)	-14%	145%
Income tax expense (benefit)	331	506	(120)	-35%	376%
Net income (loss)	1,581	1,705	(4,120)	-7%	138%
Dividends and discount accretion on preferred stock	(596)	(606)	(591)	-2%	1%
Net income (loss) allocable to common shareholders	$ 985	$ 1,099	$ (4,711)	-10%	121%
PER COMMON SHARE DATA					
(unaudited)					
Basic earnings (loss) per share	$ 0.03	$ 0.03	$ (0.40)	0%	108%
Diluted earnings (loss) per share	$ 0.03	$ 0.03	$ (0.40)	0%	108%
Common shares outstanding at period-end	26,233,001	26,233,001	11,820,509	0%	122%
Pro forma common shares outstanding at period-end, assuming Series C preferred stock was converted into common stock	31,834,001	31,834,001	11,820,509	0%	169%
Book value per share	$ 4.76	$ 4.73	$ 10.98	1%	-57%
Tangible book value per share	$ 4.65	$ 4.61	$ 7.03	1%	-34%
Pro forma tangible book value per share, assuming Series C preferred stock was converted into common stock	$ 4.45	$ 4.41	$ 7.03	1%	-37%
KEY FINANCIAL RATIOS					
(unaudited)					
Annualized return (loss) on average equity	3.51%	3.65%	-9.61%	-4%	137%
Annualized return (loss) on average tangible equity	3.57%	3.71%	-13.15%	-4%	127%
Annualized return (loss) on average assets	0.51%	0.50%	-1.23%	2%	141%
Annualized return (loss) on average tangible assets	0.51%	0.50%	-1.28%	2%	140%
Net interest margin	3.95%	3.59%	3.82%	10%	3%
Efficiency ratio	79.55%	75.65%	93.45%	5%	-15%
AVERAGE BALANCES					
(in $000's, unaudited)					
Average assets	$ 1,248,333	$ 1,343,053	$ 1,354,031	-7%	-8%
Average tangible assets	$ 1,245,372	$ 1,339,952	$ 1,307,317	-7%	-5%
Average earning assets	$ 1,150,061	$ 1,211,246	$ 1,208,582	-5%	-5%
Average loans held-for-sale	$ 10,132	$ 11,146	$ 11,914	-9%	-15%
Average total loans	$ 833,645	$ 871,553	$ 1,052,014	-4%	-21%
Average deposits	$ 999,191	$ 1,047,184	$ 1,074,137	-5%	-7%
Average demand deposits - noninterest-bearing	$ 312,041	$ 282,364	$ 254,415	11%	23%
Average interest-bearing deposits	$ 687,150	$ 764,820	$ 819,722	-10%	-16%
Average interest-bearing liabilities	$ 716,475	$ 807,144	$ 887,006	-11%	-19%
Average equity	$ 182,451	$ 185,225	$ 173,789	-1%	5%
Average tangible equity	$ 179,490	$ 182,124	$ 127,075	-1%	41%

CONSOLIDATED BALANCE SHEETS (in $000's, unaudited)	End of Period:			Percent Change From:	
	March 31, 2011	December 31, 2010	March 31, 2010	December 31, 2010	March 31, 2010
ASSETS					
Cash and due from banks	$ 18,928	$ 7,692	$ 17,272	146%	10%
Federal funds sold	-	-	125	N/A	-100%
Interest-bearing deposits in other financial institutions	88,540	64,485	35,898	37%	147%
Securities available-for-sale, at fair value	250,132	232,165	139,387	8%	79%
Loans held-for-sale - SBA, including deferred costs	7,141	8,750	11,123	-18%	-36%
Loans held-for-sale - other, including deferred costs	2,223	2,260	-	-2%	N/A
Loans:					
Commercial	365,748	378,412	395,399	-3%	-7%
Real estate:					
Commercial and residential	320,950	337,457	393,168	-5%	-18%
Land and construction	50,496	62,356	153,811	-19%	-67%
Home equity	52,129	53,697	51,369	-3%	1%
Consumer	13,174	13,244	11,943	-1%	10%
Loans	802,497	845,166	1,005,690	-5%	-20%
Deferred loan costs, net	853	883	755	-3%	13%
Total loans, including deferred costs	803,350	846,049	1,006,445	-5%	-20%
Allowance for loan losses	(24,009)	(25,204)	(26,527)	-5%	-9%
Loans, net	779,341	820,845	979,918	-5%	-20%
Company owned life insurance	44,107	43,682	42,722	1%	3%
Premises and equipment, net	8,219	8,397	8,861	-2%	-7%
Goodwill	-	-	43,181	N/A	-100%
Intangible assets	2,884	3,014	3,445	-4%	-16%
Accrued interest receivable and other assets	53,895	55,079	54,644	-2%	-1%
Total assets	$ 1,255,410	$ 1,246,369	$ 1,336,576	1%	-6%
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Deposits:					
Demand, noninterest-bearing	$ 325,058	$ 280,258	$ 261,047	16%	25%
Demand, interest-bearing	135,903	153,917	150,923	-12%	-10%
Savings and money market	262,763	272,399	306,688	-4%	-14%
Time deposits - under $100	32,592	33,499	38,856	-3%	-16%
Time deposits - $100 and over	128,156	137,514	131,220	-7%	-2%
Time deposits - CDARS	21,025	17,864	18,490	18%	14%
Time deposits - brokered	97,826	98,467	174,471	-1%	-44%
Total deposits	1,003,323	993,918	1,081,695	1%	-7%
Securities sold under agreement to repurchase	-	5,000	20,000	-100%	-100%
Subordinated debt	23,702	23,702	23,702	0%	0%
Short-term borrowings	2,174	2,445	3,892	-11%	-44%
Accrued interest payable and other liabilities	42,979	39,152	39,198	10%	10%
Total liabilities	1,072,178	1,064,217	1,168,487	1%	-8%
Shareholders' Equity:					
Series A preferred stock, net	38,715	38,619	38,339	0%	1%
Series C preferred stock, net	19,519	19,519	-	0%	N/A
Common stock	130,682	130,531	80,484	0%	62%
Retained earnings / (Accumulated deficit)	(881)	(1,866)	51,678	53%	-102%
Accumulated other comprehensive loss	(4,803)	(4,651)	(2,412)	-3%	-99%
Total shareholders' equity	183,232	182,152	168,089	1%	9%
Total liabilities and shareholders' equity	$ 1,255,410	$ 1,246,369	$ 1,336,576	1%	-6%

		End of Period:			Percent Change From:	
		March 31, 2011	**December 31, 2010**	**March 31, 2010**	**December 31, 2010**	**March 31, 2010**
CREDIT QUALITY DATA						
(in $000's, unaudited)						
Nonaccrual loans - held-for-sale	$	1,989 $	2,026 $	-	-2%	N/A
Nonaccrual loans - held-for-investment		22,896	28,821	65,026	-21%	-65%
Restructured and loans over 90 days past due and still accruing		1,671	2,492	2,176	-33%	-23%
Total nonperforming loans		26,556	33,339	67,202	-20%	-60%
Other real estate owned		918	1,296	1,835	-29%	-50%
Total nonperforming assets	$	27,474 $	34,635 $	69,037	-21%	-60%
Net charge-offs during the quarter	$	1,965 $	1,136 $	7,336	73%	-73%
Provision for loan losses during the quarter	$	770 $	1,050 $	5,095	-27%	-85%
Allowance for loan losses	$	24,009 $	25,204 $	26,527	-5%	-9%
Classified assets	$	81,422 $	91,769 $	171,189	-11%	-52%
Allowance for loan losses to total loans		2.99%	2.98%	2.64%	0%	13%
Allowance for loan losses to total nonperforming loans		90.41%	75.60%	39.47%	20%	129%
Allowance for loan losses to total nonperforming loans, excluding nonaccrual loans - held-for-sale		97.73%	80.49%	39.47%	21%	148%
Nonperforming assets to total assets		2.19%	2.78%	5.17%	-21%	-58%
Nonperforming loans to total loans plus nonaccrual loans - held-for-sale		3.30%	3.93%	6.68%	-16%	-51%
OTHER PERIOD-END STATISTICS						
(in $000's, unaudited)						
Heritage Commerce Corp:						
Tangible equity	$	180,348 $	179,138 $	121,463	1%	48%
Tangible common equity	$	122,114 $	121,000 $	83,124	1%	47%
Shareholders' equity / total assets		14.60%	14.61%	12.58%	0%	16%
Tangible equity / tangible assets		14.40%	14.41%	9.42%	0%	53%
Tangible common equity / tangible assets		9.75%	9.73%	6.44%	0%	51%
Loan to deposit ratio		80.07%	85.12%	93.04%	-6%	-14%
Noninterest-bearing deposits / total deposits		32.40%	28.20%	24.13%	15%	34%
Total risk-based capital ratio		21.2%	20.9%	13.1%	1%	62%
Tier 1 risk-based capital ratio		19.9%	19.7%	11.9%	1%	67%
Leverage ratio		15.3%	14.1%	10.2%	9%	50%
Heritage Bank of Commerce:						
Total risk-based capital ratio		18.5%	18.1%	13.0%	2%	42%
Tier 1 risk-based capital ratio		17.3%	16.8%	11.7%	3%	48%
Leverage ratio		13.3%	12.1%	10.1%	10%	32%

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's, unaudited)	For the Three Months Ended March 31, 2011			For the Three Months Ended March 31, 2010		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross*	$ 843,777	$ 10,989	5.28%	$ 1,063,928	$ 13,174	5.02%
Securities	245,861	1,963	3.24%	127,004	1,162	3.71%
Federal funds sold and interest-bearing deposits in other financial institutions	60,423	34	0.23%	17,650	10	0.23%
Total interest earning assets	1,150,061	12,986	4.58%	1,208,582	14,346	4.81%
Cash and due from banks	20,551			21,185		
Premises and equipment, net	8,330			8,957		
Goodwill and other intangible assets	2,961			46,714		
Other assets	66,430			68,593		
Total assets	$ 1,248,333			$ 1,354,031		
Liabilities and shareholders' equity:						
Deposits:						
Demand, interest-bearing	$ 135,756	67	0.20%	$ 149,360	86	0.23%
Savings and money market	267,749	266	0.40%	301,634	398	0.54%
Time deposits - under $100	33,207	71	0.87%	39,564	148	1.52%
Time deposits - $100 and over	133,849	419	1.27%	132,371	499	1.53%
Time deposits - CDARS	21,525	25	0.47%	19,373	53	1.11%
Time deposits - brokered	95,064	423	1.80%	177,420	1,180	2.70%
Subordinated debt	23,702	466	7.97%	23,702	466	7.97%
Securities sold under agreement to repurchase	2,889	24	3.37%	22,722	131	2.34%
Short-term borrowings	2,734	29	4.30%	20,860	16	0.31%
Total interest-bearing liabilities	716,475	1,790	1.01%	887,006	2,977	1.36%
Demand, noninterest-bearing	312,041	-		254,415	-	
Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds	1,028,516	1,790	0.71%	1,141,421	2,977	1.06%
Other liabilities	37,366			38,821		
Total liabilities	1,065,882			1,180,242		
Shareholders' equity	182,451			173,789		
Total liabilities and shareholders' equity	$ 1,248,333			$ 1,354,031		
Net interest income / margin		$ 11,196	3.95%		$ 11,369	3.82%

*Includes loans held-for-sale. Yield amounts earned on loans include loan fees and costs. Nonaccrual loans are included in average balance.